PE 12/15/2015



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE


15008665

NO ACT

January 6, 2016

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
shareholderproposals@gibsondunn.com

Act: 1934
Section:
Rule: 14a-8 (ODS)
Public
Availability: 1-6-16

Re: General Electric Company
Incoming letter dated December 15, 2015

Dear Mr. Mueller:

This is in response to your letter dated December 15, 2015 concerning the shareholder proposal submitted to GE by Alexander R. Lehmann. We also have received a letter from the proponent dated December 21, 2015. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: Alexander R. Lehmann

*** FISMA & OMB Memorandum M-07-16 ***

January 6, 2016

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: General Electric Company
Incoming letter dated December 15, 2015

The proposal relates to a spin-off.

There appears to be some basis for your view that GE may exclude the proposal under rule 14a-8(f). We note that the proponent appears to have failed to supply, within 14 days of GE's request, documentary support sufficiently evidencing that he satisfied the minimum ownership requirement for the one-year period as required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if GE omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which GE relies.

Sincerely,

Adam F. Turk
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

ALEXANDER R. LEHMANN

*** FISMA & OMB Memorandum M-07-16 ***

12/21/15

Office of Chief Counsel
Division of Corporation Finance
Securities & Exchange Commission
Washington, D.C. 20549

Re: . General Electric Co.
. Stockholder Proposal of
Alexander R. Lehmann (Proponent)
. Securities Exchange Act of 1934
Rule 14a-8
. Gibson Dunn Letter of 12/15/15
. Lehmann Letter of 12/21/15

Ladies and Gentlemen:

Proponent has a material difference with GE counsel's analysis under

II. The Proposal may be excluded .... because it has been substantially implemented (p.6, ltr of 12/15/15).

A. 'GE expects ~~that~~ GE Capital will consist of approximately $90 billion of ending net investment (ENI), excluding liquidity, once the GE Capital ~~exit~~ plan is complete.

B. This means ~~that~~ GE Capital will continue as a 100% owned unit of GE, representing about 29% of GE Capital assets as of 9/30/15.

2/

A. R. LEHMANN & CO., INC.

C. Proponent's proposal relates to a spinoff of the $90 billion of GEC's ENI (before or) after said GE Capital Exit plan is complete

D. Proponent's proposal is in line with 'all of GE's top 25 investors (who) have wanted the lending arm gone.' 1/

At best, proponent's proposal has been partially implemented; at worst, it has not been considered at all.

With proponent's letter of 12/21/15, (p.9 to 10), I have asked GE management, through its counsel, to clarify and revise the current proposal for inclusion in the Company's 2016 or 2017 proxy materials.

Please consider this offer when deciding on GE counsel's request.

Sincerely yours,

A. R. Lehmann

cc B. Sandstrom, GE
R. Mueller, Gibson Dunn

1/ 'Revised in, Finance arm Lost its Role at GE' by Ted Mann and Joann S. Lublin, The Wall Street Journal, 10/14/15, p.1.

ALEXANDER R. LEHMANN

*** FISMA & OMB Memorandum M-07-16 ***

12/21/15

Ronald O. Mueller, Esq.
Gibson, Dunn & Crutcher LLP
Washington, D.C. 20036-5306

Re: General Electric Company
My shareholder proposal of 10/30/15
Securities Exchange Act of 1934
- Rule 14a-8
Your letter to the SEC of 12/15/15

Dear Mr. Mueller,

Thank you very much for the email copy of subject letter. Its contents provide me with a learning opportunity. As a GE shareholder and long term oriented investor and portfolio manager, I admire the volume, clarity, and speed with which you present the case in favor of GE, your client.

I sense, though, that your work also demonstrates the importance to GE of not letting my proposal come to a shareholder vote, at least not as it stands. In that

/2

Spirit I stand behind what I wrote
to Mr. Immelt on 12/6/15. I note
that Messrs. ~~Brandstrom~~ Sandstrom
and Briggs did not analyze
my proposal in the depth ~~that~~
you do. In about 1-hour of telephone
conversations, they limited their
communication to item II, p.6
of your letter. Not being an attorney,
I will not attempt to compete
with your expertise as displayed
in subject letter. I will, however,
give you a response to the deficiencies
that you now describe in your
letter of 12/15/15.

Since I work without computer
you need to know that excepting
GE's 2014 annual report and
proxy materials, I do not see the
GE press releases, quarterly reports, or
8-K forms which you cite.

I. <u>Proof of continuous ownership.</u>
This is the one and only issue you
addressed in your letter of 11/13/15
to me. Your analytical skills
should allow you to admit
that Fidelity, on my behalf,
demonstrated adequate proof
of continuous ownership. Its
letter of 11/18/15 makes clear that
on the day it held for me 200

You are correct arguing ~~that~~ share-holders would be 'unable to determine what they were being asked to vote upon,' except ~~and~~ I ~~not~~ would ~~knowing~~ that GEC would continue with $90 billion of ENI.

As to GEC's assets of $500.2 billion, GE's attorneys would not let me amend this by adding 'as of 12/31/14, minus any assets agreed to be sold at the time of spinoff.'

In this context of being vague or misleading, how important are ~~is the~~ questions:

- Is it possible or likely ~~that~~ the WSJ reporters covering GE's presentation on 4/10/15 were misled with respect to the extent GEC assets were to kept and not sold/divested and in turn misled WSJ readers including GE investors?
- Which of my statements were materially false and/or inherently misleading?

I believe Messrs. Sandstrom and Briggs had every interest in assisting this shareholder to find the appropriate wording when discussing sensitive issues. Neither raised any of the points that you find objectionable.

As to no amendments to my proposal, with a degree of good will anything is possible. I shall be the last investor who wishes to mislead any owner of any company. I just feel for the sellside analysts and institutional GE owners who have to deal with the ongoing complexities of this conglomerate. You may agree or disagree that the 2005 to 2015E value destruction speaks for itself.

IV. The Proposal is not a proper subject under New York law.

Webster's tells me that 'precatory language' means language to pray or entreat. I believe that letting 'the owners resolve' means they can decide for or against and ∴ vote for or against the proposal. Importantly, you and the two GE attorneys I spoke with did not raise this objection until now.

A. R. LEHMANN ~~& Co., Inc.~~

In what I have read about GE or written about it, there is, in my view, nothing that 'does not allow the Company's board of directors to exercise its judgment in managing (?) the Company. I live in the belief that management is responsible and paid for capital allocation as well as for efficient and effective management of cashflow and capital. Be that as it may in the case of GE, I am not sure that the board of directors has had the opportunity to examine, a find in favor of, a proposal to spin off GEC after the selling-of-assets process has ended.

Assuming you have no objection, I am thinking now of sending a copy of this correspondence to Mr. Brennan and to Mr. Bornstein, together with my letter of 12/6/15 to Mr. Immelt.

Further, I ask that you and GE management grant me the opportunity, in the 80-day calendar period remaining before filing 2016 proxy materials, to work with GE officers to revise the proposal so that it will be acceptable to management and the board - so that there will be total clarity about what I meant to propose on 10/30/15.

If that is not possible or desirable, please note that I plan to submit a new proposal for inclusion in GE's 2017 proxy materials. I plan to start working on it in September 2016.

- Who are the GE executives whom I should invite to work with me on this?
- Would Messrs. Sandstrom and Briggs be willing to advise me if any material new issues arise between now and Sept. 2016?

Please acknowledge also my letter of 11/2/15 to Mr. Immelt. Therein, I addressed the CEO of GE and the board, hoping for 'careful and constructive consideration.'

- From your perspective, Mr. Mueller and as an experienced attorney who deals with shareholder proposals that GE management wants to have stopped, would it be constructive for all owners

11/

A. R. LEHMANN & CO., INC.

if management would evaluate the issue and present the best action alternative for the future of GEC after completion of the GE Capital Exit Plan to GE's board of directors?

· I assume that GE's CEO and CFO may want to take position with respect to my letter of 12/6/15 to Mr. Immelt. Naturally, I would like to know how they viewed its contents. Surely both executives know how to have the isse evaluated and resolved.

With Best Wishes for this Holiday Season and for the New Year, I am,

Sincerely yours,

J. R. Lehmann.

cc B. Sandstrom, GE
R. Mueller, Gibson Dunn (original)
SEC, Office of Chief Counsel

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Ronald O. Mueller
Direct: +1 202.955.8671
Fax: +1 202.530.9569
RMueller@gibsondunn.com

December 15, 2015

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *General Electric Company*
Stockholder Proposal of Alexander R. Lehmann
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that our client, General Electric Company (the "Company"), intends to omit from its proxy statement and form of proxy for its 2016 Annual Meeting of Shareowners (collectively, the "2016 Proxy Materials") a shareowner proposal (the "Proposal") and statement in support thereof (the "Supporting Statement") received from Alexander R. Lehmann (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2016 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareowner proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

> Therefore, let [the Company's] owners resolve and vote now to spin off GE Capital, with assets of $500.2 billion, to shareholders, as a separate publically traded company.

A copy of the Proposal and the Supporting Statement, as well as related correspondence from the Proponent, is attached to this letter as Exhibit A.

BASES FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may properly be excluded from the 2016 Proxy Materials pursuant to:

- Rule 14a-8(b) and Rule 14a-8(f)(1) because the Proponent failed to provide the required proof of continuous ownership in response to the Company's proper request for that information;
- Rule 14a-8(i)(10) because the Company has already substantially implemented the Proposal;
- Rule 14a-8(i)(3) because the Proposal is impermissibly vague and indefinite so as to be inherently misleading; and
- Rule 14a-8(i)(1) because the Proposal is not a proper subject for shareowner action under New York Law.

BACKGROUND

The Proponent submitted the Proposal to the Company on November 3, 2015. The Proponent's submission contained procedural deficiencies, including that he failed to provide verification of his ownership of the required number of Company shares. In addition, the Company reviewed its stock records, which did not indicate that the Proponent was the record owner of any shares of Company securities.

Accordingly, on November 13, 2015, which was within 14 days of the date the Company received the Proposal, the Company sent the Proponent a letter notifying him of the procedural deficiencies as required by Rule 14a-8(f) (the "Deficiency Notice"). In the Deficiency Notice, attached hereto as Exhibit B, the Company informed the Proponent of the requirements of Rule 14a-8 and how he could cure the procedural deficiencies. Specifically, the Deficiency Notice stated:

- the ownership requirements of Rule 14a-8(b);
- the type of statement or documentation necessary to demonstrate beneficial ownership under Rule 14a-8(b); and
- that the Proponent's response had to be postmarked or transmitted electronically no later than 14 calendar days from the date the Proponent received the Deficiency Notice.

The Deficiency Notice also included a copy of Rule 14a-8 and Staff Legal Bulletin No. 14F (Oct. 18, 2011) ("SLB 14F"). *See* Exhibit B.

The Company's records confirm delivery of the Deficiency Notice on November 16, 2015. *See* Exhibit C.

By fax dated November 20, 2015, the Proponent responded to the Deficiency Notice ("Proponent's Response"), a copy of which is attached hereto as Exhibit D. The Proponent's Response included a letter from Fidelity Investments dated November 18, 2015 addressed to the Proponent stating that "on March 19, 2001, you held 200.000 shares of General Electric Co. (GE) and that no additional shares were posted to or removed from your account." The letter from Fidelity Investments states that it relates to "securities held in your account," but does not address the Proponent's continuous ownership of the required number or amount of Company shares for the one-year period preceding and including the date the Proposal was submitted to the Company. The 14-day deadline to respond to the Deficiency Notice expired on November 30, 2015, and the Company has not received any other correspondence from the Proponent addressing the deficiencies identified in the Deficiency Notice. The Proponent also sent additional correspondence to the Company on December 3, 2015, December 6, 2015 and December 10, 2015 copies of which are attached hereto as Exhibit E, Exhibit F, and Exhibit G, respectively.

ANALYSIS

I. The Proposal May Be Excluded Under Rule 14a-8(b) And Rule 14a-8(f)(1) Because The Proponent Failed To Establish His Eligibility To Submit The Proposal.

Rule 14a-8(f)(1) provides that a company may exclude a shareowner proposal if a proponent fails to provide evidence of eligibility under Rule 14a-8, including the beneficial ownership requirements of Rule 14a-8(b), provided that the company timely notifies the proponent of the deficiency and the proponent fails to correct the deficiency within the required time. The Company may exclude the Proposal under Rule 14a-8(f)(1) because the Proponent failed to establish his eligibility to submit the Proposal despite the Company's explicit and timely notice of the Proposal's procedural deficiencies. Specifically, the Proponent has not demonstrated that he continuously owned the required number of Company shares for the one-year period prior to and including the date the Proposal was submitted to the Company as required by Rule 14a-8(b).

Rule 14a-8(b)(1) provides, in part, that "[i]n order to be eligible to submit a proposal, [a shareowner] must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date [the shareowner] submit[s] the proposal." Staff Legal Bulletin No. 14 (July 13, 2001) ("SLB 14") specifies that when the shareowner is not the registered holder, the shareowner "is responsible for proving his or her eligibility to submit a proposal to the company," which the shareowner may do by one of the two ways provided in Rule 14a-8(b)(2). *See* Section C.1.c, SLB 14.

In addition, Staff Legal Bulletin No. 14G (Oct. 16, 2012) ("SLB 14G") provides specific guidance on the manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1). SLB 14G expresses "concern[ ] that companies' notices of defect are not adequately describing the defects or explaining what a proponent must do to remedy defects in proof of ownership letters." It then goes on to state that, going forward, the Staff

> will not concur in the exclusion of a proposal under Rules 14a-8(b) and 14a-8(f) on the basis that a proponent's proof of ownership does not cover the one-year period preceding and including the date the proposal is submitted unless the company provides a notice of defect that identifies the specific date on which the proposal was submitted and explains that the proponent must obtain a new proof of ownership letter verifying continuous ownership of the requisite amount of securities for the one-year period preceding and including such date to cure the defect. We view the proposal's date of submission as the date the proposal is postmarked or transmitted electronically.

The Staff also has concurred previously in the exclusion of proposals where the proponent's proof of ownership letter did not affirmatively state that the proponent continuously held the required amount of shares for the applicable one-year period but instead simply referred to an accompanying securities holding or similar report. For example, the proponent in *Mylan, Inc.* (avail. Feb. 3, 2011) provided as proof of ownership a letter from BNY Mellon Asset Servicing that was accompanied by two "holdings reports" and one "transaction report." Rather than providing a clear, standalone statement as to the amount of securities the proponent held, the letter made a statement that was dependent upon the holdings reports and transaction report: "In order to verify that the [proponent] has been the beneficial owner of at least one percent or $2,000 in market value of Mylan, Inc. common stock . . . and that the [proponent] has continuously held the securities for at least one year, I have enclosed [two holdings reports and one transaction report]." The Staff concurred that the proposal could be excluded, noting that "the documentary support that the proponent provided does not affirmatively state that the proponent owns securities in the company." *See also Consolidated Edison, Inc.* (avail. Feb. 24, 2014) (concurring in the exclusion of a proposal where the proponent's proof of ownership letters from TD Waterhouse referred to a "Security Record and Positions Report" that failed to verify continuous ownership in the company's shares for the required one-year period); *General Electric Co.* (avail. Jan. 24, 2013) (concurring that a co-proponent's submission was deficient where it consisted of a cover letter from Raymond James Financial Service that referenced stock certificates and other account materials that were provided with the cover letter); *Great Plains Energy Inc.* (avail. Feb. 10, 2006) (concurring in the exclusion of a proposal where the proponent's proof of ownership letter stated, "The attached November 2005 statement and 2002 tax reporting statement is to provide verification that the above referenced shareholder has held the security Great Plains Energy Inc. . . . in his account continuously for over one year time period").

Here, the Proponent submitted the Proposal on November 3, 2015, the date the Proposal was postmarked. *See* Exhibit A. Therefore, the Proponent had to verify continuous ownership for the one-year period preceding and including this date, *i.e.*, November 3, 2014 through November 3, 2015. The Company satisfied its obligation under Rule 14a-8(f)(1) by transmitting to the Proponent in a timely manner the Deficiency Notice, which set forth the eligibility requirements of Rule 14a-8(b) and enclosed copies of both Rule 14a-8 and SLB 14F. *See* Exhibit B. The Deficiency Notice clearly stated the need to provide to the Company a written statement from the "record" holder of the Proponent's shares verifying that the Proponent "continuously held the required number of Company shares for the one-year period preceding and including November 3, 2015." In doing so, the Company complied with the Staff's guidance in SLB 14G for providing the Proponent with adequate instruction as to Rule 14a-8's proof of ownership requirements. Despite the Deficiency Notice's instructions to show proof of continuous ownership for "the one-year period preceding and including November 3, 2015," the Proponent has failed to do so.

As stated above, the Proponent's Response included a letter dated November 18, 2015 from Fidelity Investments with a table indicating that the Proponent purchased 200 Company shares on March 19, 2001 and stating, "Please accept this letter as verification that, on March 19, 2001, you held 200.000 shares of General Electric Co. (GE) and that no additional shares were posted to or removed from your account." However, the Proponent's Response fails to respond to the deficiency identified in the Deficiency Notice. Specifically, the Proponent's Response refers only to ownership as of a date more than ten years ago, and as with the materials provided by the proponents in *Mylan*, *Consolidated Edison*, *General Electric* and *Great Plains Energy*, the Proponent's Response does not establish that the Proponent owned the required amount of Company shares continuously for the one-year period as of the date the Proposal was submitted. While the letter also states that it is in response to the Proponent contacting Fidelity Investments "regarding securities held in your account", it does not verify current ownership or continuous ownership of the required number of Company shares for the one-year period preceding and including November 3, 2015. Read most generously, the letter from Fidelity Investments confirms only that the Proponent purchased 200 shares of Company stock and conducted no further transactions on March 19, 2001, and that some shares of some company may currently be held in the Proponent's account. As with the precedent cited above, the letter does not state that a sufficient number of shares have been continuously held on behalf of the Proponent for at least one year prior to the date the Proposal was submitted.

Accordingly, consistent with the precedent cited above, the Proposal is excludable because, despite receiving timely and proper notice pursuant to Rule 14a-8(f)(1), the Proponent has not demonstrated that he continuously owned the required number of Company shares for the one-year period prior to and including the date the Proposal was submitted to the Company, as required by Rule 14a-8(b).

II. The Proposal May Be Excluded Under Rule 14a-8(i)(10) Because It Has Been Substantially Implemented.

Rule 14a-8(i)(10) permits a company to exclude a shareowner proposal from its proxy materials if the company has substantially implemented the proposal. The Commission stated in 1976 that the predecessor to Rule 14a-8(i)(10) was "designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management." Exchange Act Release No. 12598 (July 7, 1976). Originally, the Staff narrowly interpreted this predecessor rule and granted no-action relief only when proposals were "'fully' effected" by the company. *See* Exchange Act Release No. 19135 (Oct. 14, 1982). By 1983, the Commission recognized that the "previous formalistic application of [the Rule] defeated its purpose" because proponents were successfully convincing the Staff to deny no-action relief by submitting proposals that differed from existing company policy by only a few words. The 1983 Release, § II.E.6. Therefore, in the 1983 Release, the Commission adopted a revision to the rule to permit the omission of proposals that had been "substantially implemented" and the Commission codified this revised interpretation in the 1998 Release, at n.30.

Under this standard, when a company can demonstrate that it already has taken actions to address the underlying concerns and essential objectives of a shareholder proposal, the Staff has concurred that the proposal has been "substantially implemented" and may be excluded as moot. This was highlighted in *Johnson & Johnson* (avail. Feb. 17, 2006) (concurring that a proposal requesting that the company confirm the legitimacy of all current and future U.S. employees was substantially implemented because the company had verified the legitimacy of over 91 percent of its domestic work force). *See also, e.g., Exelon Corp.* (avail. Feb. 26, 2010); *Exxon Mobil Corp. (Burt)* (avail. Mar. 23, 2009); *Anheuser-Busch*

Companies, Inc. (avail. Jan. 17, 2007); *ConAgra Foods, Inc.* (avail. July 3, 2006); *Talbots Inc.* (avail. Apr. 5, 2002); *Exxon Mobil Corp.* (avail. Jan. 24, 2001); *Masco Corp.* (avail. Mar. 29, 1999); *The Gap, Inc.* (avail. Mar. 8, 1996). The Staff has noted that "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (avail. Mar. 28, 1991).

At the same time, a company need not implement a proposal in exactly the manner set forth by the proponent. *See* 1998 Release, at n.30 and accompanying text. *See, e.g., Hewlett-Packard Co. (Steiner)* (avail. Dec. 11, 2007) (proposal requesting that the board permit shareholders to call special meetings was substantially implemented by a proposed bylaw amendment to permit shareholders to call a special meeting unless the board determined that the specific business to be addressed had been addressed recently or would soon be addressed at an annual meeting). Differences between a company's actions and a shareowner proposal are permitted as long as the company's actions satisfactorily address the proposal's essential objectives.

Here, the Company has substantially implemented the Proposal through its announcement and implementation of an on-going plan (the "GE Capital Exit Plan") to divest most of GE Capital's assets through the sale of its financial services businesses. The GE Capital Exit Plan effectuates the Proposal's essential objective—*i.e.*, the divestiture of GE Capital as it once existed—and has already so completely reshaped the profile of the Company's financing businesses that will be retained as to render any vote on the Proposal moot and meaningless.

Overview of GE Capital Exit Plan.

The Company announced the GE Capital Exit Plan on April 10, 2015, following a detailed review of the Company's strategic alternatives. The objective of the GE Capital Exit Plan is to create "a simpler, more valuable company by reducing the size of [the Company's] financial businesses through the sale of most GE Capital assets and by focusing on continued investment and growth in [the Company's] world-class industrial businesses."[1] To that end, the Company and its Board of Directors "determined that market conditions [were] favorable to pursue disposition of most GE Capital assets over the next 24 months [from April 2015] except the financing 'verticals' that relate to GE's industrial businesses."[2] Under the plan, the Company announced that it "expects that by 2018 more than 90 percent of [the Company's] earnings will be generated by its high-return industrial businesses, up from 58%

[1] General Electric Company, Exhibit 99 to Form 8-K (filed Apr. 10, 2015).
[2] *Id.*

in 2014."[3] The GE Capital Exit Plan builds upon earlier actions undertaken by the Company to divest parts of GE Capital, such as the Company's March 2014 filing to spin-off its retail finance business through a newly formed company named Synchrony Financial.

As of December 31, 2014, prior to the announcement of the GE Capital Exit Plan, GE Capital had $500.2 billion in assets. As a result of the ongoing implementation of the GE Capital Exit Plan, GE Capital's assets from continuing operations as of the end of the third quarter of 2015 had already been reduced to $311.9 billion.[4] In terms of ending net investment ("ENI"), excluding liquidity,[5] GE Capital had been reduced from $363.0 billion as of December 31, 2014 to $270.6 billion by the end of the third quarter.[6] In addition, because of ongoing divestitures since the end of the third quarter of 2015 in furtherance of the GE Capital Exit Plan, the Company recently announced that GE Capital held significantly fewer assets than the figure reported as of the end of the third quarter.[7] The Company expects that GE Capital will consist of approximately $90 billion of ENI, excluding liquidity, once the GE Capital Exit Plan is complete.[8]

Since the initial announcement in April, the Company has proceeded to execute the GE Capital Exit Plan and other actions to divest GE Capital assets using an efficient, consistent and determined approach for exiting non-vertical assets. Specifically, since the announcement of the GE Capital Exit Plan, the Company has undertaken and has publicly disclosed to its shareowners binding agreements with third parties to sell, among others, the following assets:

- The substantial majority of the Real Estate debt and equity portfolio of General Electric Capital Corporation ("GECC") to funds managed by The Blackstone Group and the letters of intent with other buyers for the remaining commercial real estate assets, in a series of transactions valued at approximately $26.5 billion.[9]

---

3 *Id.*
4 General Electric Capital Corporation, Third Quarter 2015 Supplement (Oct. 16, 2015).
5 ENI represents assets, less assets of discontinued operations and non-interest bearing liabilities. General Electric Company, Form 10-K for the year ended December 31, 2014, p. 102 (filed Feb. 27, 2015).
6 General Electric Company, Third Quarter 2015 Earnings Release (Oct. 16, 2015).
7 Press Release, General Electric Company, GE Capital Passes $100 Billion Threshold of Transactions Closed; Signings to Date Total $149 Billion (Dec. 10, 2015) http://www.businesswire.com/news/home/20151209006483/en/GE-Capital-Passes-100-Billion-Threshold-Transactions.
8 General Electric Company, Exhibit 99 to Form 8-K (filed Apr. 10, 2015).
9 General Electric Company, Form 8-K (filed Apr. 10, 2015).

- The Company's Healthcare Financial Services business, representing approximately $8.4 billion of ENI.[10]

- GE Capital Bank's U.S. online deposit platform along with all deposits (approximately $16 billion) of GE Capital Bank to Goldman Sachs Bank USA, following which the Company expects to wind down the remaining operations of GE Capital Bank, subject to regulatory approval.[11]

- The Company's Transportation Finance Unit in the United States and Canada, representing approximately $9 billion of ENI.[12]

- The Company's European Sponsor Finance Business, representing $2.1 billion of ENI, and a $3.7 billion portfolio of loans from the Company's UK home lending business.[13]

- The Company's tank car fleet assets and railcar repair facilities, and the Company's remaining railcar leasing business, General Electric Railcar Services LLC, representing ENI of approximately $4 billion.[14]

- GECC's global Commercial Distribution Finance, North American Vendor Finance and North American Corporate Finance businesses, representing ENI of approximately $30 billion.[15]

- The Company's European fleet services business, representing ENI of approximately $2.8 billion.[16]

---

[10] Press Release, General Electric Company, GE to Sell Healthcare Financial Services U.S. Lending Business to Capital One (Aug. 11, 2015) http://www.genewsroom.com/press-releases/ge-sell-healthcare-financial-services-us-lending-business-capital-one-281481.

[11] Press Release, General Electric Company, GE to Sell U.S. Online Deposit Platform to Goldman Sachs Bank USA (Aug. 13, 2015) http://www.genewsroom.com/press-releases/ge-sell-us-online-deposit-platform-goldman-sachs-bank-usa-281499.

[12] Press Release, General Electric Company, GE to Sell Transportation Unit to BMO Financial Group (Sept. 10, 2015), http://www.genewsroom.com/press-releases/ge-sell-transportation-finance-unit-bmo-financial-group-281691.

[13] Press Release, General Electric Company, GE Completes Sales of $2 Billion European Sponsor Finance Business and $3.7 Billion Portfolio of Home Loans. Real Estate Closings Reach $30 Billion (Sept. 16, 2015) http://www.genewsroom.com/press-releases/ge-completes-sales-2-billion-european-sponsor-finance-business-and-37-billion.

[14] Press Release, General Electric Company, GE to Sell Tank Car Leasing Portfolio and Railcar Repair Facilities to Marmon Holdings and Remaining Railcar Leasing Business to Wells Fargo (Sept. 30, 2015), http://www.genewsroom.com/press-releases/ge-sell-tank-car-leasing-portfolio-and-railcar-repair-facilities-marmon-holdings-and.

[15] General Electric Company, Form 8-K (filed Oct. 19, 2015).

- The Company's equipment lending and leasing business in Mexico, representing aggregate ENI of approximately $1.1 billion.[17]

- A portfolio of first lien mortgage loans from the Company's UK Home Lending business, representing aggregate ENI of approximately $5.8 billion.[18]

- GE Capital's Commercial Lending portfolio in Australia and New Zealand, representing aggregate ENI of approximately $4.3 billion.[19]

In addition to the foregoing announced asset sales, in November the Company completed the split-off and separation of Synchrony Financial from GE Capital (including Synchrony Bank, a federal savings bank), representing aggregate ENI of approximately $65 billion,[20] and the Company has undertaken the following actions since the announcement of the GE Capital Exit Plan in April:

- Creation of a new finance subsidiary, GE International Funding Company, and the launch of a debt exchange that dramatically reshaped GE Capital's liability profile, with the tendering of $37.5 billion of debt and the issuance of $36 billion of new debt in October 2015, in order to align the finance subsidiary's liabilities and assets from a maturity profile and liquidity standpoint.[21]

- Classification of the rest of GECC's Consumer business as held for sale, as anticipated by the GE Capital Exit Plan.[22]

All told, as of December 9, 2015, the Company had closed transactions representing more than $100 billion of ENI, and it had signed agreements for the sale of assets representing

---

[16] Press Release, General Electric Company, GE Completes Sale of European Fleet Services Business to Arval (Nov. 3, 2015), http://www.genewsroom.com/press-releases/ge-completes-sale-european-fleet-services-business-arval-282222.

[17] Press Release, General Electric Company, GE to Sell Mexican Equipment Lending and Leasing Platform to Linzor Capital Partners (Dec. 4, 2015), http://www.genewsroom.com/press-releases/ge-sell-mexican-equipment-lending-and-leasing-platform-linzor-capital-partners-282447.

[18] Press Release, General Electric Company, GE to Sell UK Home Lending Portfolio to Blackstone, TSSP and CarVal (Nov. 23, 2015), http://www.genewsroom.com/press-releases/ge-sell-uk-home-lending-portfolio-blackstone-tssp-and-carval-282375.

[19] Press Release, General Electric Company, GE Completes Sale of Consumer Finance Business in Australia and New Zealand (Nov. 25, 2015), http://www.genewsroom.com/press-releases/ge-completes-sale-consumer-finance-business-australia-and-new-zealand-282399.

[20] General Electric Company, Form 8-K (filed Nov. 23, 2015) and General Electric Company, Form 425 (filed Nov. 17, 2015).

[21] General Electric Company, Form 8-K, Exhibit 99 (filed Sept. 21, 2015) and General Electric Company, Form 8-K, Exhibit 99 (filed Oct. 20, 2015).

[22] General Electric Company, Form 8-K (filed Nov. 30, 2015).

more than $149 billion of the $200 billion of ENI that it plans to sell as part of the GE Capital Exit Plan.[23]

In addition, on December 3, 2015, the Company announced that it had completed a reorganization of GE Capital contemplated by the GE Capital Exit Plan (the "Reorganization"), which consisted of the following transactions:

- Separation of GECC's international and U.S. operations, with (i) GECC's international operations being consolidated under GE Capital International Holdings and (ii) GECC's U.S. operations being consolidated under GE Capital US Holdings, Inc. ("GE Capital US Holdings").

- Designation of GE Capital International Holdings as the holding company of four foreign financing companies (the "Foreign Fundcos") that have been used to finance GECC's operations, and the guarantee by GE Capital International Holdings of the outstanding debt obligations of the Foreign Fundcos.

- Completion of the Merger on December 2, 2015, pursuant to which GECC merged into the Company and the obligations of GECC under its then outstanding debt obligations were assumed by the Company.

- Replacement of GECC with GE Capital Global Holdings, LLC ("GECGH") as the holding company of GECC's operations, with GECGH becoming the holding company of GE Capital International Holdings and GE Capital US Holdings.

- Issuance of preferred stock by the Company with an aggregate liquidation preference of approximately $5.9 billion to holders of the preferred stock originally issued by GECC.[24]

The GE Capital Exit Plan Substantially Implements the Proposal.

The Proposal requests the Company "spin off GE Capital, with assets of $500.2 billion." However, the underlying concern of the Proposal, as evidenced by the Supporting Statement, is to eliminate the impact of GE Capital—as it once existed—on the Company's earnings. Specifically, the Supporting Statement argues that GE Capital in 2014 and "in previous

---

[23] Press Release, General Electric Company, GE Capital Passes $100 Billion Threshold of Transactions Closed; Signings to Date Total $149 Billion (Dec. 9, 2015) http://www.businesswire.com/news/home/20151209006483/en/GE-Capital-Passes-100-Billion-Threshold-Transactions. This does not include the $65 billion of ENI attributable to the split-off of Synchrony Financial, which was planned and announced prior to, and separate from, the GE Capital Exit Plan.

[24] General Electric Company, Form 8-K (filed Dec. 3, 2015).

years" was "destroying value for all owners of GE" because it "did not earn [the Company's] cost of capital" and in 2014 "[p]roduced $.085 of revenues and $.008 of operating free cash flow for each dollar of assets, compared to $.77 of revenues and $.115 of operating free cash flow for each dollar of industrial assets." Thus, although the Proposal requests the Company "spin off GE Capital, with assets of $500.2 billion," the essential objective of the Proposal is to divest GE Capital.

The Company has substantially implemented the Proposal's essential objective through the Company's previously announced, ongoing strategy to divest itself of most of GE Capital. The GE Capital of 2014 and "previous years" on which the Proposal is premised no longer exists.[25] Moreover, by the time that the Company's shareowners would be voting on the Proposal at the 2016 Annual Meeting of Shareowners in April 2016, there will have been significantly more progress on the GE Capital Exit Plan. Thus, any vote on the Proposal would be completely mooted and meaningless – the true test of whether or not a proposal has been substantially implemented. As discussed in the above precedent, the fact that the Company is divesting the assets of GE Capital by disposing of most of GE Capital's assets through divestitures and through the distribution of Synchrony Financial rather than by spinning off GE Capital in its entirety does not prevent the Company from having substantially implemented the Proposal for purposes of Rule 14a-8(i)(10), because a company need not implement a proposal in exactly the manner set forth by the proponent.[26] Instead, differences between a company's actions and a shareowner proposal are permitted as long as the company's actions satisfactorily address the proposal's essential objectives. Here, the Company has satisfactorily addressed the Proposal's essential objective of divesting GE Capital through the split-off of Synchrony Financial and by announcing and implementing a consistent, efficient and deliberate process to implement the GE Capital Exit Plan.[27]

In addition, through the GE Capital Exit Plan, accomplishment of the essential objectives of the Proposal could well occur more quickly and more efficiently than a spin-off of GE Capital in its entirety. For example, the Company's spin-off of Genworth Financial Inc. ("Genworth"), a life and mortgage insurance business with revenue of $9.8 billion, was initiated well before the first initial public offering registration statement covering

---

[25] In fact, in 2008, GE Capital's assets were $660.9 billion with ENI of $525.2 billion, so the GE Capital Exit plan will result in the size of the Company's financing business being decreased by 84% in less than 10 years. *See* General Electric Capital Corporation, Fourth Quarter 2009 Supplement (Dec. 31, 2009).

[26] As discussed in part IV of this letter, the Proposal is not a proper subject for shareowner action under New York law because the Proposal requests shareowners to vote to spin off GE Capital, which action requires approval by the Company's Board of Directors under New York law.

[27] General Electric Company, Form 10-K (filed Feb. 27, 2015). As reported on the Company's 2014 Form 10-K, total assets of GECC as of December 31, 2014 consisted of $500.2 billion, which figure included $1.2 billion in assets of discontinued operations.

Genworth's stock was filed in January 2004 and was not completed until March 2006, when the Company sold its remaining stake in Genworth. In comparison, the 24-month GE Capital Exit Plan and Reorganization is effectively and efficiently accomplishing the essential objectives of the Proposal by divesting more assets in a shorter time.

Clearly, the substance and essential objectives of the Proposal have been adopted in all material respects by the Company because the Company has announced and pursued an efficient plan to divest itself of most of GE Capital's assets in a concerted effort to focus on investment and growth in the Company's industrial businesses, including completing a complicated Reorganization amending a financial support agreement, completing multiple asset sales and entering into binding agreements with third parties to sell significant additional assets, among other transactions. Because of the Company's announcement of its plan to dispose of most of GE Capital's assets and its actions to date in implementing the GE Capital Exit Plan, as well as the previously announced split-off of Synchrony Financial, GE has substantially implemented the Proposal and the Proposal properly may be excluded from the 2016 Proxy Materials pursuant to Rule 14a-8(i)(10).

III. The Proposal May Be Excluded Under Rule 14a-8(i)(3) Because The Proposal Is Impermissibly Vague And Indefinite So As To Be Inherently Misleading.

Rule 14a-8(i)(3) permits the exclusion of a shareowner proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. The Staff consistently has taken the position that a shareowner proposal is excludable under Rule 14a-8(i)(3) as vague and indefinite if "neither the shareowners voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004).[28] Discussing Rule 14a-8(i)(3), the Staff has emphasized that, "[i]n evaluating whether a proposal may be excluded on this basis, we consider only the information contained in the proposal and supporting statement and

---

[28] *See also Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961) ("[I]t appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail."); *Capital One Financial Corp.* (avail. Feb. 7, 2003) (concurring with the exclusion of a proposal under Rule 14a-8(i)(3) where the company argued that its stockholders "would not know with any certainty what they are voting either for or against"); *Fuqua Industries, Inc.* (avail. Mar. 12, 1991) (concurring with the exclusion under Rule 14a-8(i)(3) where a company and its stockholders might interpret the proposal differently, such that "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by shareholders voting on the proposal").

determine whether, based on that information, shareholders and the company can determine what actions the proposal seeks." SLB 14G.

The Proposal may be excluded pursuant to Rule 14a-8(i)(3) because the Proposal is vague.[29] The Proposal requests the Company to "let [the Company's] owners resolve and vote now to spin off GE Capital, with assets of $500.2 billion." However, neither the Proposal nor the Supporting Statement provides shareowners any guidance on what assets are included in this $500.2 billion figure. While such guidance is undoubtedly important when requesting shareowners to spin off a multibillion dollar financial services unit, it is essential where, as in the instant case, a company (here, the Company) has publicly announced an exit plan for a services unit and has made significant progress in implementing such plan.

The Staff has consistently concurred in the exclusion of shareowner proposals that define a central element of the proposal by reference to an external source without describing the substance of the source. For example, in *Bank of America Corp.* (avail. Mar. 6, 2014), the proponent urged the appointment of a Stockholder Value Committee to plan for divesting "all non-core banking business segments" but did not define "non-core banking business segments"; instead, the proponent defined "non-core banking operations" by reference to the names of the company's accounting segments and by reference to Note 26 of the financial statements included in the company's 2012 annual report. The supporting statement of the proposal introduced further confusion by containing vague and inconsistent descriptions of actions required under the proposal, such as calling for the board to "split the firm into two or more companies," based on types of operations that did not conform to the segments referred to in the proposal. Pursuant to Rule 14a-8(i)(3), the Staff concurred in exclusion of the proposal, noting in particular that "in applying this particular proposal to Bank of America, neither shareholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." *See also JPMorgan Chase & Co.* (avail. Mar. 6, 2014) (concurring in the exclusion of another proposal to create a Stockholder Value Committee to divest "all non-core banking business segments," a request clarified only by the assertion that "'non-core banking business operations' is defined as operations other than what the corporation calls Consumer & Community Banking as well as Commercial Banking (as described [in a 2012 Annual Report])").

Similarly, in *Dell Inc.* (avail. Mar. 30, 2012), the Staff concurred in the exclusion of a proposal that would allow shareowners who satisfy the "SEC Rule 14a-8(b) eligibility requirements" to include board nominations in the company's proxy, noting that the quoted language represented a central aspect of the proposal and that many shareowners "may not be

[29] Rule 14a-8(i)(3) permits the exclusion of a proposal if it violates any of the Commission's rules, including Rule 14a-9, which prohibits statements in proxies or certain other communications that, in light of the circumstances, are "false and misleading with respect to any material fact." *See* 17 C.F.R. § 240.14a-8(i)(3); 17 C.F.R. § 240.14a-9.

familiar with the requirements and would not be able to determine the requirements based on the language of the proposal." In *AT&T Inc.* (avail. Feb. 16, 2010, *recon. denied* Mar. 2, 2010), the Staff concurred in the exclusion of a proposal that sought a report disclosing, among other items, "[p]ayments . . . used for grassroots lobbying communications as defined in 26 CFR § 56.4911-2." The Staff concurred with the company's argument that the term "grassroots lobbying communications" was a material element of the proposal and that the reference to the Code of Federal Regulations did not clarify its meaning.[30]

As with the vague and inconsistent descriptions of actions required under the *Bank of America* proposal, shareowners contemplating voting to spin off "GE Capital, with assets of $500.2 billion" would be unable to determine what they were being asked to vote upon when considering only the information contained in the Proposal and Supporting Statement. This is because the Proposal does not describe what those assets are and, as a result of the GE Capital Exit Plan and Reorganization, "GE Capital, with assets of $500.2 billion" no longer exists. In fact, before GECC was merged out of existence as described above, GE Capital consisted of $433.8 billion in assets, of which figure $121.9 billion was attributable to discontinued operations. Focusing on assets solely from continuing operations, as of the end of the third quarter, GE Capital had less than two-thirds of the assets as compared to the "GE Capital" that the Proposal describes. In addition, because of ongoing divestitures since the end of the third quarter of 2015 in furtherance of the GE Capital Exit Plan, GE Capital's assets are currently even lower. Furthermore, over the months remaining before the Proxy Materials are sent to the Company's shareowners and the 2016 Annual Meeting of the Company's shareowners is held in April 2016, much more progress on the GE Capital Exit Plan will have been made.

As a result of the significant progress the Company has made (and is continuing to make) in implementing the GE Capital Exit Plan and completing the Reorganization, as well as completing the previously announced split-off of Synchrony Financial, the Proposal's outdated and misleading reference to "GE Capital, with assets of $500.2 billion" does not provide shareowners an understanding of what the Proposal is actually proposing. In this respect, the reference to "GE Capital, with assets of $500.2 billion" is no more informative to shareowners than the reference in *Bank of America* to the undefined term "non-core banking business segments" and references in the supporting statement to inconsistent descriptions of actions required under the proposal or the reference in *AT&T* to "grassroots lobbying communications as defined in 26 CFR § 56.4911-2." The resulting confusion is compounded by the Proposal's outdated references to GE Capital's performance in the

[30] *See also Johnson & Johnson* (avail. Feb. 7, 2003) (concurring with the exclusion of a proposal requesting the adoption of the "Glass Ceiling Commission's" business recommendations without describing the recommendations); *Kohl's Corp.* (avail. Mar. 13, 2001) (concurring with the exclusion of a proposal requesting implementation of the "SA8000 Social Accountability Standards" from the Council of Economic Priorities).

Supporting Statement, with the most recent reference coming from February 2015, well before the announcement and substantial implementation of the GE Capital Exit Plan on April 10, 2015.

The Proposal is distinguishable from *Bank of America Corp.* (avail. Mar. 17, 2015) ("*Bank of America 2015*"). The proposal in *Bank of America 2015* requested the appointment of a Stockholder Value Committee to plan for divesting "all non-core banking business segments" and stated that "'non-core banking operations' means operations that are conducted by affiliates other than the affiliate [Bank of America] identifies as Bank of America, N.A. which holds the FDIC Certificate No 3510." In contrast to the identifiable reference in *Bank of America 2015* to "Bank of America, N.A. which holds the FDIC Certificate No 3510", the reference in the Proposal to "GE Capital, with assets of $500.2 billion" is not identifiable because, as a result of the GE Capital Exit Plan, the Reorganization and the split-off of Synchrony Financial, (i) GECC no longer exists and (ii) the assets comprising GE Capital International Holdings and GE Capital US Holdings have materially changed from the $500.2 billion in assets referred to in the Proposal. Thus, references to an entity that no longer exists and a business and assets that have materially changed because of the GE Capital Exit Plan and the Reorganization render the Proposal vague and misleading.

In short, the Proposal seeks to include in the 2016 Proxy Materials its request to let shareowners vote to spin off "GE Capital, with assets of $500.2 billion", but not GE Capital as it currently stands. Because of the Proposal's outdated, vague references to GE Capital former size and operations, shareowners contemplating voting to spin off "GE Capital, with assets of $500.2 billion" would be unable to determine what they were being asked to vote upon when considering only the information contained in the Proposal and Supporting Statement because "GE Capital, with assets of $500.2 billion" and GECC no longer exist. Because the reference to a financial services segment "GE Capital, with assets of $500.2 billion" is a central aspect of the Proposal, the Proposal's failure to provide shareowners with the information necessary to understand the historical GE Capital that the Proposal references results in the Proposal being vague and misleading, and thus excludable in its entirety under Rule 14a-8(i)(3).

IV. The Proposal May Be Excluded Under Rule 14a-8(i)(1) Because It Is Not A Proper Subject For Action By Shareowners Under New York Law.

The Proposal may properly be omitted under Rule 14a-8(i)(1), which permits the exclusion of a shareowner proposal if the proposal is "not a proper subject for action by shareowners under the jurisdiction of the company's organization." The Proposal is not stated in precatory language such that it requests or recommends action. Rather, the Proposal would mandate that certain actions be taken: "Let [the Company's] owners resolve and vote now to spin off GE Capital...."

The Company is incorporated under New York law. Section 701 of the New York Business Corporation Law ("NYBCL") provides that "the business of a corporation shall be managed under the direction of its board of directors" subject to the specified powers in the certificate of incorporation. Consequently, because the Proposal does not allow the Company's Board of Directors to exercise its judgment in managing the Company, it is not a proper subject for action by shareowners under the laws of New York.

The Staff has consistently concurred with the view that a shareowner proposal that mandates or directs a company's board of directors to take certain action is inconsistent with the authority granted to a board of directors under state law and thus violates Rule 14a-8(i)(1). For example, in *General Electric Co.* (avail. Jan. 31, 2007), the Staff concurred that a shareowner proposal requiring the Board to review, and revise if necessary, the company's code of conduct and other statements could be omitted from the Company's proxy materials under Rule 14a-8(i)(1) as an improper subject for shareowner action under the NYBCL, if the proponent failed to provide the Company with a proposal recast as a recommendation or request to the board of directors. *See also International Paper Co.* (avail. Mar. 1, 2004) (concurring that a shareowner proposal requiring that none of the five highest paid executives nor any non-employee directors receive future stock options could be omitted from the company's proxy materials under Rule 14a-8(i)(1) as an improper subject for shareowner action under the NYBCL, if the proponent failed to provide the company with a proposal recast as a recommendation or request to the board of directors); *Longview Fibre Co.* (avail. Dec. 10, 2003) (concurring that a proposal requiring the board of directors to split the corporation into distinct entities was excludable under Rule 14a-8(i)(1) if the proponent did not provide the company, within seven days after receipt of the Staff's response, with a proposal recast as a recommendation or request); *Phillips Petroleum Co.* (*Quintas*) (avail. Mar. 13, 2002) (concurring that a proposal relating to an increase of 3% of the annual base salary of the company's chairman and other officers could be omitted from the company's proxy materials under Rule 14a-8(i)(1) as an improper subject for shareowner action under applicable state law, if the proponent did not provide the company, within seven days after receipt of the Staff's response, with a proposal recast as a recommendation or request).

This letter also serves as confirmation for purposes of Rule 14a-8(i)(1) that, as a member in good standing admitted to practice before courts in the State of New York, I am of the opinion that the subject matter of the Proposal is not a proper subject for action by the Company's shareowners under the laws of the State of New York. Therefore, we believe that the Proposal may be omitted from the 2016 Proxy Materials pursuant to Rule 14a-8(i)(1). In the alternative, if the Staff concludes that the Proposal is not properly excludable on this and the other bases set forth above, we respectfully request that the Staff require that the Proposal be revised as a recommendation or request and concur with our view that the Proposal may be excluded if it is not so revised within seven days of the Proponent's receipt of the Staff's response.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2016 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671 or Brian Sandstrom, the Company's Corporate, Securities and Finance Counsel, at (203) 373-2671.

Sincerely,

Ronald O. Mueller

Enclosures

cc: Brian Sandstrom, General Electric Company
Alexander R. Lehmann

GIBSON DUNN

EXHIBIT A

ALEXANDER R. LEHMANN

FISMA & OMB MEMORANDUM M-07-16

October 30, 2015

Brackett B. Denniston, III
Secretary
General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828

Dear Mr. Denniston:

As a GE long term shareholder and in accordance with SEC rules, I submit the following proposal to be included in GE's 2016 proxy statement.

Thank you for your consideration.

Sincerely yours

Alexander Lehmann

AL/al

ALEXANDER R. LEHMANN

FISMA & OMB MEMORANDUM M-07-16

October 30, 2015

Spinoff of GE Capital

Whereas in 2014, GE Capital

- Did not earn GE's cost of capital and as in previous years, was therefore destroying value for all owners of GE.
- Produced $.085 of revenues and $.008 of operating free cash flow for each dollar of assets, compared to $.77 of revenues and $.115 of operating free cash flow for each dollar of industrial assets.

Whereas going forward,

- GE Capital could and should stand on its own and, as a bank, should not be forced to subsidize indefinitely GE's industrial earnings, cash flow, and return on capital.

- GE Capital will force a continuing management and board conflict to materially and negatively affect likely future total returns on capital from GE's industrial operations.

That conflict became obvious when in 2013 GE's board of directors lauded and compensated the CEO for 'creating a more valuable GE Capital.' Then, in 2014, the bank did not earn GE's cost of capital. The same CEO lamented the poor performance of GE's common stock. 'Despite our work, total shareholder return declined 7%, trailing the S&P 500,' he said in his 2015 letter to shareholders.

Therefore, let GE's owners resolve and vote now to spin off GE Capital, with assets of $500.2 billion, to shareholders, as a separate publically traded company.


Alexander R. Lehmann
FISMA & OMB MEMORANDUM M-07-16
CHESTER NY 105
03 NOV 2015 PM 1 L

TOMATOES
USA

Brackett B. Denniston, III
Secretary
General Electric Co.
3135 Easton Turnpike
Fairfield, CT 06828

EXHIBIT B

GIBSON DUNN

Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, D.C. 20036-5306
Tel 202.955.8500
www.gibsondunn.com

November 13, 2015

VIA OVERNIGHT MAIL
Alexander R. Lehmann

FISMA & OMB MEMORANDUM M-07-16

Dear Mr. Lehmann:

I am writing on behalf of General Electric Company (the "Company"), which received on November 9, 2015 the shareowner proposal entitled "Spinoff of GE Capital" you submitted pursuant to Securities and Exchange Commission ("SEC") Rule 14a-8 for inclusion in the proxy statement for the Company's 2016 Annual Meeting of Shareowners (the "Proposal").

The Proposal contains certain procedural deficiencies, which SEC regulations require us to bring to your attention.

Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that shareowner proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the shareowner proposal was submitted. The Company's stock records do not indicate that you are the record owner of sufficient shares to satisfy this requirement. In addition, to date we have not received proof that you have satisfied Rule 14a-8's ownership requirements as of the date that the Proposal was submitted to the Company.

To remedy this defect, you must submit sufficient proof of your continuous ownership of the required number of Company shares for the one-year period preceding and including November 3, 2015, the date the Proposal was submitted to the Company. As explained in Rule 14a-8(b) and in SEC staff guidance, sufficient proof must be in the form of:

(1) a written statement from the "record" holder of your shares (usually a broker or a bank) verifying that you continuously held the required number of Company shares for the one-year period preceding and including November 3, 2015; or

(2) if you have filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the required number of Company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that you continuously held the required number of Company shares for the one-year period.

If you intend to demonstrate ownership by submitting a written statement from the "record" holder of your shares as set forth in (1) above, please note that most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency that acts as a securities depository (DTC is also known through the account name of Cede & Co.). Under SEC Staff Legal Bulletin No. 14F, only DTC participants are viewed as record holders of securities that are deposited at DTC. You can confirm whether your broker or bank is a DTC participant by asking your broker or bank or by checking DTC's participant list, which is available at http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx. In these situations, shareowners need to obtain proof of ownership from the DTC participant through which the securities are held, as follows:

(1) If your broker or bank is a DTC participant, then you need to submit a written statement from your broker or bank verifying that you continuously held the required number of Company shares for the one-year period preceding and including November 3, 2015.

(2) If your broker or bank is not a DTC participant, then you need to submit proof of ownership from the DTC participant through which the shares are held verifying that you continuously held the required number of Company shares for the one-year period preceding and including November 3, 2015. You should be able to find out the identity of the DTC participant by asking your broker or bank. If your broker is an introducing broker, you may also be able to learn the identity and telephone number of the DTC participant through your account statements, because the clearing broker identified on the account statements will generally be a DTC participant. If the DTC participant that holds your shares is not able to confirm your individual holdings but is able to confirm the holdings of your broker or bank, then you need to satisfy the proof of ownership requirements by obtaining and submitting two proof of ownership statements verifying that, for the one-year period preceding and including November 3, 2015, the required number of Company shares were continuously held: (i) one from your broker or bank confirming your ownership, and (ii) the other from the DTC participant confirming the broker or bank's ownership.

In addition, under Rule 14a-8(b) of the Exchange Act, a shareowner must have continuously held at least $2,000 in market value, or 1% of the Company's securities entitled to be voted on the Proposal at the shareowners' meeting for at least one year of the date the Proposal was submitted to the Company, and must provide to the Company a written statement that of the shareowner's intent to continue to hold the required number of shares through the date of the shareowners' meeting at which the Proposal will be voted on by the shareowners. Your correspondence did not include such a statement. To remedy this defect, you must submit a written statement that you intend to continue holding the required number of Company shares through the date of the Company's 2016 Annual Meeting of Shareowners.

The SEC's rules require that your response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to Brian Sandstrom at General Electric Company, 3135 Easton Turnpike, Fairfield, CT 06828. Alternatively, you may transmit any response by facsimile to Mr. Sandstrom at (203) 373-3079.

If you have any questions with respect to the foregoing, please contact Mr. Sandstrom at (203) 373-2671. For your reference, I enclose a copy of Rule 14a-8 and Staff Legal Bulletin No. 14F.

Sincerely,

Ronald O. Mueller

cc: Brian Sandstrom

Enclosures

Rule 14a-8 – Shareholder Proposals

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

> (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.
>
> (2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:
>
> > (i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or
> >
> > (ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d–101), Schedule 13G (§240.13d–102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:
> >
> > > (A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10–Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d–1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a–8 and provide you with a copy under Question 10 below, §240.14a–8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) *Improper under state law:* If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

Note to paragraph (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S–K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a–21(b) of this chapter a single year (i.e., one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a–21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments? Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a–9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a–6.



U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8 (b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of

Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals.

Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8 (c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

---

[1] *See* Rule 14a-8(b).

[2] For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

[3] If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

[4] DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant - such as an individual investor - owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

[5] *See* Exchange Act Rule 17Ad-8.

[6] *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

[7] *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden*, 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the

company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

[8] *Techne Corp.* (Sept. 20, 1988).

[9] In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

[10] For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

[11] This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

[12] As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

[13] This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

[14] *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any shareholder proposal that is not withdrawn by the proponent or its authorized representative.

http://www.sec.gov/interps/legal/cfslb14f.htm

GIBSON DUNN

EXHIBIT D

ALEXANDER R. LEHMANN

FISMA & OMB MEMORANDUM M-07-16

11/20/15 FAX 203 373 3079

Brian Sandstrom
General Electric Co.
3135 Easton Turnpike
Fairfield, CT 06828

Re: Shareholder Proposal
entitled 'Spinoff GE Capital'
Gibson, Dunn letter of 11/13/15

Dear Mr. Sandstrom:

Please see the attached Fidelity letter of 11/18/15 to correct procedural deficiencies in subject proposal.

It is my intent as GE shareholder to continue to hold the number of shares Fidelity attested to through the date of GE's annual shareholder meeting in 2016.

I shall assume that this fax and Fidelity's letter will meet your and the SEC's requirements if I do not hear from you.

Thank you.

Sincerely Yours, A.R. Lehmann

Personal Investing P.O. Box 770001
Covington, KY 45277-0045



2 of 2

November 18, 2015

Alexander Richard Lehmann

FISMA & OMB MEMORANDUM M-07-16

R 11/19/15

Dear Mr. Lehmann:

Thank you for contacting Fidelity Investments regarding securities held in your account ending in ***FISMA & OMB MEMORANDUM M-07-16***

Please accept this letter as verification that, on March 19, 2001, you held 200.000 shares of General Electric Co. (GE) and that no additional shares were posted to or removed from your account:

Trade Date	Transaction Type	Event Quantity	Position Quantity
03/19/2001	Buy	200.000	200.00

I hope this information is helpful. For any other issues or general inquiries, please call your Private Client Group at 1-800-544-5704. Thank you for choosing Fidelity Investments.

Sincerely,

Sherry Feathers
High Net Worth Operations

Our File: W421761-17NOV15

Cost Basis, Gain/Loss, and Holding Period Information: NFS will report gross proceeds and certain cost basis and holding period information to you and the IRS on your annual Form 1099-B as required or allowed by law, but such information may not reflect adjustments required for your tax reporting purposes. Taxpayers should verify such information when calculating reportable gain or loss. Fidelity and NFS specifically disclaim any liability arising out of a customer's use of, or any tax position taken in reliance upon, such information. Unless otherwise specified, NFS determines cost basis at the time of sale based on the average cost-single category (ACSC) method for open-end mutual funds and on the first-in, first-out (FIFO) method for all other securities. Consult your tax advisor for further information.

EXHIBIT E

ALEXANDER R. LEHMANN

FISMA & OMB MEMORANDUM M-07-16

12/5/15

Brian Sandstrom, Esq.
Aaron Briggs, Esq.
General Electric Co.
Fairfield, CT 06828

Dear Mr. Sandstrom,
dear Mr. Briggs,

Thank you for calling on 11/30 to discuss my shareholder proposal of 10/30. That proposal is my second attempt at spinoff of GE Capital. FYI, I send you a copy of the first on 11/21/10.

First, I wonder why you could not get a copy of my letter of 11/2/15 to Mr. Immelt. Is it possible that he did not get to see it? Enclosed is copy of that letter.

On 11/30, you shared with me that the sale process of GEC assets may be completed in 2017. By then, ~ $85 billion of

GEC assets would remain and continue as part of GE, to facilitate sales of industrial products. GEC's earnings contribution to GE would be less than 10% and GEC's return on tangible equity capital would be expected at 11%, more than its cost of equity capital. The implication is that: GEC would create value for GE owners.

You also stated that 'a huge effort is underway to focus more on returns and increasing margins. You answered my question about 2014 capital spending of $10.4 billion at GEC saying GE's industrial spending last year at $3.8 billion is much higher, considering $5 billion of R&D spending. I hope I have summarized fairly what was said.

You reasoned that pursuing my proposal to spin off the $85 billion of remaining GEC assets in 2017 is not feasible because

- so many assets of GEC have been sold or are in the process of

3)

being sold. ∴ my proposal is substantially implemented.

- GEC's 'crown jewels' have been sold and it would be left with its smaller parts, and 'it is not as valuable as a whole.'

Therefore, it would not make sense to put my proposal to a shareholder vote. If I do not withdraw it, you need to take it to the SEC.

I have decided not to withdraw my proposal of 10/30/15, after considering all the information you provided. I plan to present my detailed reasoning on this in a new letter to Mr. Immelt. Taking my proposal to the SEC for adjudication would be a disservice to all GE owners if that body decides in favor of GE, as it has with my proposal of 11/21/10.

1. It would deprive all owners of GE from knowing that the proposal was made
2. It would prevent GE's board of directors from expressing its views.
3. It would override GE's top

25 institutional investors who, according to unidentified GE executives, 'wanted the lending arm gone.'

4. It would suggest ^and confirm(?) that management or the board have not examined in depth an important structural opportunity.

5. It would cast continuing doubt that GEC's management could earn GE's weighted cost of capital on the $85 billion of assets retained and most likely growing again.

6. It would surely be a poor reflection on GE's leadership and its faith in working shareholder democracy.

If you decide to take my proposal to the SEC, I then reserve the right to bring our dialog to the attention of the financial press, institutional investors, sell side analysts, and other interested parties. I shall send you a copy of my letter to Mr. Immelt when it is ready.

Again, thanks you for your efforts on GE's behalf and for reaching out to me. I appreciated ~~that~~.

5/.

Sincerely yours,

J. R. [illegible]

PS. As a retired investor relations executive and more than 20 years ago, I coached management to take seriously, and when appropriate, to follow the views and concerns of our best institutional investors. Management can thereby reduce its agency problems, particularly when it comes to structural opportunities.

PPS. As an aside, when I came to this country in 1958 as an immigrant, I tried for a job at GE. However, I could not answer all the questions about baseball and football in its entrance exam. I only knew about export/letters of credit and soccer. Lucky I.

Please call if you cannot read my handwriting. I have had complaints.

Revised 11/21/10   S to B. Sandstrom 12/1/15

Alexander R. Lehmann, ***FISMA & OMB MEMORANDUM M-07-16*** has notified us that he intends to present the following proposal at this year's meeting:

Future Value Creation and GE Capital

Whereas

- The last ten years were a "decade from hell" for all GE shareholders who "kept the faith" in the company's highly priced management. From 2000 to 2010E, cashflow grew less than 1% annually. However, capital rose 12.7%/year.

  As a result, the cashflow return on capital, a critical measure of value creation or destruction, declined from 15.5% to 5.2%. Free cashflow as a percent of assets fell from 4.1% to 1.7%. Market value dropped 65%.

- When the financial crisis was as its worst, GE almost lost control over its destiny. Its vaunted diversification did not help. Its current structure of seven industrial leadership franchises, adding to "the world's best infrastructure company," and a deal making, assets and risks accumulating GE Capital colossus, embodies totally different risk/reward profiles. It could not protect GE against the effects of 9/11 and the 07/09 recession. The structure also cannot protect the company against future economic cycles.

- GE's low cashflow growth and much faster capital growth suggest management pursued a growth for growth's sake strategy. That can work for the shareholders only when cash returns on capital rise relative to the cost of capital or exceed it. Therefore, management and the board of directors need to determine now whether the current structure is optimal for effective capital allocation and capital productivity. In light of GE's current growth and value creating opportunities this is critical.

- Given a $6 trillion infrastructure boom in emerging markets and huge infrastructure needs in this country, future growth and value creation opportunities worldwide must be matched with the appropriate capital resources. For optimal results, the current capital allocation and investing process require revamping.

  GE Capital, itself a value destroyer, could and should stand on its own. It would then no longer be part of GE's valuation and share price. That would allow more management focus on the "renewal" and value creation potential of the industrial businesses, leading the equity market to value GE higher.

Therefore, let GE's owners resolve that the board of directors, to increase the probability of future value creation,

a) act as the guiding star to value creation and challenge management to adopt, pursue, and communicate available value creating strategies for its principal worldwide infrastructure operations and to incentivize its top performers accordingly, and

b) change the company's structure so that all shareholders and new investors can own GE Capital as a separate publicly traded corporation, similar to Genworth Financial.

Please vote for this proposal. A change in capital allocation and structure will go far for the benefit of all shareowners.

ALEXANDER R. LEHMANN
FISMA & OMB MEMORANDUM M-07-16

11/2/15

Jeffrey R. Immelt
Chairman & CEO
General Electric Co.
Fairfield, CT 06828

Dear Mr. Immelt,

In light of what you said in your 2015 letter to shareholders, I have submitted a new proposal to spin off GE Capital, as per attached copy. I hope you and the board will consider it carefully and constructively, and I thank you for that.

For reference and review only I also send you a copy of my November 2010 proposal. The SEC blocked it from publication, as you may recall.

As a large shareholder of GE, the corporation's principal capital allocator, and being frustrated about your past

p.t.o./:

2/ record to create value for all owners, you have incentive to look favorably upon my new proposal. I trust ~~that~~ will be so. Thank you.

Sincerely yours,

J. K. [illegible]


TEACH
TOLERANCE

Alexander

FISMA & OMB MEMORANDUM M-07-16

U.S. POSTAGE
PAID
BRIARCLIFF MANO.NY
10510
DEC 03 '15
AMOUNT
$1.20
00077056-07

UNITED STATES POSTAL SERVICE
1000
06828

Brian Sandstrom, Esq.
Jaron Briggs, Esq.
General Electric Co.
3135 Easton Turnpike
FAIRFIELD, CT
06828

GIBSON DUNN

EXHIBIT F

ALEXANDER R. LEHMANN

FISMA & OMB MEMORANDUM M-07-16

12/6/15

Jeffrey R. Immelt
Chairman & CEO
General Electric Co.
Fairfield, CT 06828

Dear Mr. Immelt,

- My shareholder proposal of 10/30/15 to spin off GE Capital
- My letter of 11/2/15

In the attached letter of 12/5/15 I describe why I do not withdraw subject proposal, despite the efforts of your staff to do so. In what follows I present some detailed business/investor reasoning, asking not to involve the SEC and letting shareholder democracy work at GE. Surely, you do want to agree with the reasons that led me to submit my 10/30/15 proposal.

For a bit of background: I am a long term oriented investor and student of value creation, value, and price. I seek to invest in the best managed companies I can find that consistently create value. My investment in GE is small and, since 2001, my worst. In my view, 100 shares are as important to its owner as 10 million shares held at Vanguard in 100 thousand accounts. As a retired investor relations executive, I helped reduce and eliminate the conglomerate discount at a Chicago based 6-business corporation and laid the value creation groundwork for its breakup, to demonstrate that two plus two can become five or six.

Now, as a 'party without a meaningful level of ownership,' (1) allow me to make the case for value creation by spinning off GE Capital (GEC).

1. As you know, numerous efforts at investment and disinvestment so far have not resulted in meaningful Δ value creation. The record shows that GE's market value declined from $367 billion in 2005 to $243 billion,*

in 2015, according to Value Line and based on average share prices, or about 34% over the 10-year period. From 2007 to 2009, GE owners were diluted by some additional 675 million shares. Earnings per share and earnings per share growth have been, and continue to be, the Number 1 management goal through 2016, together with returning $50 billion of precious investment capital to investors. 2) The implication is that growing eps makes GE more valuable.

2. Serious value creation occurs when management consistently obtains cash returns on capital higher than the weighted cost of capital. 3) This pushes eps as a management goal from its pedestal.

Over the years, GE has not earned its weighted cost of capital. Way back in 1988, GE's return on capital was 11.9%, its cost of capital, 13.4%. Management then was destroying value while keeping investor expectations high, according to 'The Stern Stewart Performance 1000.'

4)

My analysis of Value Line of 10/16/15 shows 2015 expected Cashflow returns on capital at 4.8% and I question VL's projections to 2019. See Exhibit 1.

It is late but admirable that GE's board of directors has finally added Return on Total Capital as a performance goal, 'to sharpen the focus on capital efficiency.' The new objective should become No. 1, to be fully beneficial to all owners, to pay management less for managing size and more for increasing cash returns relative to the capital needed to produce the returns.

3. Four of seven GE equity competitors, or investment alternatives to GE, performed substantially better than GE from 2010 to 2015. All were chosen from Value Line's universe of 42 diversified corporations, having revenues over $20 billion. In this sample of eight, GE, together with Siemens, sported the lowest market value/share to book

5/ Value/share ratio.

	2010 MV/BV	2015E MV/BV
· 3M	3.63x	7.65x
· GE	1.50x	2.09x
· Siemens	2.35x	1.99x

See Exhibit 2. So much for the intricacies and complexities of the conglomerate structure and the difficulties involved with valuing and pricing the future prospects of numerous businesses coming together in one share price.

My past research has shown clearly that the more focused corporation will, over time, be valued higher than the more diversified conglomerate. This is true particularly if there are huge return/risk spreads between businesses owned such as with GE's industrial and lending businesses.

6)

4. GE would be a more focused industrial conglomerate and its owners would benefit if GEC were a freestanding publicly traded corporation free to pursue its own value creation strategies.

With initially $85 billion of assets, GEC would surely be a viable lender, competing with other lenders, to finance GE's industrial sales or projects. At the same time, it would be a strong capital markets competitor.

Such competition would exist even if GEC would continue as ~~of~~ a 100% owned part of GE. There should be no doubt ~~that~~ lender competition would be vigorous in a growing worldwide infrastructure market and ∴ GEC will 'enhance our industrial competitiveness, not detract from it,' as you demanded. 5)

For size and competitive perspective GEC with $85 billion of assets upon completion of the current sale-of-parts process, ~~GEC~~

(7

7/ would still amount to over 60% of GE's 2014 industrial assets.

5. There have to be powerful reasons why GE's board of directors and management would wish to deny GEC's current CEO and his management team the opportunity and challenge to lead a free standing GEC. heading an independent GEC would include

a) being a viable financing competitor
b) the authority to pursue value creating strategies and to choose among investment opportunities as they arise
c) freely sourcing its future capital needs
d) being accountable for managing risks and results to existing or new owners.

All of GE's top 25 institutional owners want to see its largest longer term value destroyer and risk center divested from GE. 6) Undoubtedly, they wish to see GEC continue as an independent and viable investment alternative. There can be, of course, no guarantee that GEC, continuing as part of GE, could in the future earn GE's weighted cost of capital. Likewise, it is unproven that GEC, continuing as an independent corporation, will earn its own weighted cost of capital. Nonetheless, investors who would wish to participate in the rewards and risks of owning a free standing GEC should be free to do so, notwithstanding the opportunity cost and risks that the process of past asset growth repeats.

Notably, the $85 billion of GEC's initial assets by 2017, a move of 60% of GE's 2014 industrial assets, are expected to contribute less than 10% of GE's earnings in the future.

6. <u>Given today's interest environment, it appears that the challenge to a freestanding GEC would be how to stand out relative to bank competition that, when similar in size, can earn average returns on equity over 6.2% in 2015.</u> By 2017,

9/.

GEC, is part of GE, is expected to earn 11% on its tangible equity, higher than its cost of equity.

In 2014, GEC's segment profit was $7.0 billion, relative to assets of $500 billion, equating to a possible return on assets of 1.4%. That was better than the expected 2015 ROA of our five largest U.S. banks. After GEC's 2014 capital spending of $10.4 billion GEC's operating free cash flow return on assets dropped to .8%.

The danger here is uncertainty and comparing apples and oranges. Eg., East West Bancorp of Pasadena, CA, with $32 billion of assets, may earn a 13% return on shareholder equity in 2015. East West was the only bank among eight roughly comparable in size to GEC's $85 billion of assets in 2017, expected to earn then 11% on tangible equity, as noted. The average return on shareholder equity of seven other banks, selected from Value Line's banks universe, was 6.2%; the range was 5% (Webster) to 8.5% (Key Corp).

As to our leading banks, only Wells Fargo (ROE of 11%) and JP Morgan (10%) will in 2015 earn comparable returns on equity.

7. GE estimates that more than $70 trillion will be invested in infrastructure by 2030. 7/
The key issue for the leader of GE as a conglomerate focused on industrial businesses, and the challenge to GE's management, have to be the allocation of past and future capital investment and of human resources so that GE can capture a significant part of that huge market worldwide. The issue also has to be to consistently earn cash returns on capital exceeding the cost of capital, i.e. to create value for all owners. Management has to identify those investment opportunities that can move the needle in the remaining $140 billion

of assets conglomerate. All of this has to happen by directing these resources to six major industrial businesses. Their 2014 revenues ranged from $27.5 billion down to $7.3 billion; assets ranged from $33.7 billion down to $11 billion.

In this context - tasks could overwhelm any management - GEC becomes a distraction and allocation of GE capital to it possible waste of brain and money resources.

8. **Future capital allocation based on identifying attractive investment and disinvestment opportunities is critical to capitalize on the global breadth of GE's industrial businesses.**

From 2011 to 2014, industrial revenues grew at 3.7%/year; segment profits were up 4.4% annually. Assets, however, grew at 7.3%. Rapid technology and IT changes will present unprecedented challenges and opportunities.

Particular attention appears to be needed to turn around declining sales/

asset productivity. In 2014, a dollar of industrial assets produced ~ $.78 of sales, down from $.84 or ~7% since 2011. The following illustrates the point I am making with respect to capital allocation:

	2011-14 Asset Growth %/year	Sales/Asset Productivity 2011 $	2014	Trend
Power & Water	3.9%	$.95	.91	Neg.
Aviation	9.4	.80	.71	"
Healthcare	1.5	.65	.63	"
Oil & Gas	13.1	.72	.69	"
Transportation	19.2	1.86	1.27	"
Energy Mgt.	3.7	.65	.67	up 1%/yr.

Based on all these concerns and considerations I believe strongly, Mr. Immelt, that I shall stand by what I asked for in my 2010 proposal and ask for in my new 2015 proposal. In addition to structural issues like GEC, GE has an agency problem. Its long term oriented shareholders have been very patient and rewarded you and your lieutenants with

(3)

rather extraordinary SEC total compensation during the past three years. If you and your attorneys now succeed in blocking, thru the SEC, my latest proposal from a shareholder vote, then we may all just write off shareholder democracy. I hope also ~~that~~ the thinking I have outlined here will make a constructive difference to GE's future and its owners.

Sincerely yours,

J. R. [signature]

Footnotes

1) Q & A with Our Lead Director, GE 2015 proxy statement, p. 2

2) GE 2014 Annual Report, p. 3.

3) See 'Financial Strategy' by W. E. Fruhan, Jr., R. D. Irwin, Inc., 1979; 'Valuation' by T. Copeland et al, McKinsey & Co., 1990; or 'The Quest for Value' by G. B. Stewart, III, Harper Business, 1991.

4) op. cit., p. 17

5) op. cit, AR p. 3

6) 'GE to Cash Out of Banking Business' by T. Mann & V. McGrane, The Wall Street Journal, 4/11/15, and 'Reined In, Finance Arm Lost Its Role at GE' by T. Mann and J. S. Lublin, The Wall Street Journal, 10/14/15.

7) op cit, AR p. 5

Exhibit 1

VL 1752 of 10/16/15 General Electric (NYSE) $27.29/sh

	2005	2015E	CAGR	2019E	CAGR
$ P	$35 -	24.05	Neg.	37.50	(11.72) ?
Sh	10484	10100	"	10000	Neg
MV	$366,940	242905	"	375000	(11.5) ?
Div	$ .91	.92	NM	1.40	11.1%
Div Pay out	71%	71	↑	74	↓
S	$149702	126420	Neg.	160000	6.0%
Oper M	30.6	25.0	Neg	29.0	↑
CF	26813	22130	"	36000	(12.9%) ?
Cap ex	14468	12625	"	15000	4.4
FCF	12345	9505	"	21000	22.0
CF ~	5.3%	(4.8%)	↓	6.7	↑
FCF ~	2.4	2.1	↓	3.9	↑
WC	$184959	165000	Neg.	215000	5.4
LTD	$212281	183000	"	165000	Neg.
Eq	$109354	115000	.5%	155000	7.7
Capital	$506594	463000	Neg	535000	3.0 ?
S/Capital	$ .30	.27	"	.30	
FCF/S	.08	.08	=	.13	

Beta 1.15

08/09 Hi/Lo ↓ 85.2%

Exhibit 2

7/20/15 (VL 7/17/15) (MV based on ØP)
Diversified Industry
(Equity Competitors of GE)
(Total 42 Companies)
(Selected here 8 corp's w/rev's > $20B)

	2010 ØMV/sh	BV/sh	Ratio	2015 ØMV/sh	BV/sh	Ratio
ABB	$19.45	6.52	2.98x	$21.40↑	8.65	2.47↓
Danaher	41.25	20.80	2.18	85.80↑	35.30	2.43↑
Honeywell	45.20	13.62	3.32	101.80↑	26.30	3.87↑
Siemens	104.–	44.32	2.35	105.15↑	52.90	1.99↓
3M	79.75	22.–	3.63H	161.85↑	21.15↓	7.65↑
UTC	71.30	23.21	3.07	116.15↑	36.50	3.18↑
Whirlpool	94.70	55.61	1.70	191.85↑	70.60	2.71↑
	$455.65	186.08	2.45x	$784.–↑	251.40↑	3.12
GE[1]	16.75	11.20	1.50x L	26.05↑	12.45↑	2.09

1) ØP as of VL 10/14/15 $24.05

1000 06828 $1.64
00077056-02

Jeffrey R. Immelt
Chairman & CEO
General Electric Co.
3135 Easton Turnpike
FAIRFIELD, CT
06828

GIBSON DUNN

EXHIBIT G

ALEXANDER R. LEHMANN

12/9/15

Brian Sandstrom, Esq.
General Electric Co.
Fairfield, CT 06828

Dear Brian,

Our telcon of 12/9/15

I write to support you bringing GE's IR people into the discussion of my proposal to spinoff GEC. Often the IR function is underappreciated and underrated. When the subject to be discussed relates to value and price, as it does here, all IR people have the problem of defining who their No. 1 client is. Is it

1 the management, i.e. the agents of the owners, that evaluates their performance and sets their compensation, or

2 the board of directors that is supposed to represent the interests of the owners, &

3 the most important institutional shareholders who make the buy/hold/sell decisions and ∴ determine the share price at the margin?

No one can serve them all. I faced that conundrum when the owners of the company I represented demanded breakup & I became the messenger. The CEO understood immediately what that meant & wanted to fire me. The CEO took the message to the board & I was 'restructured.'

There is no free lunch. There is always a price. You know that, I am sure.

Sincerely yours,

Alex.

PS. If you wish to distinguish between total focus on value/share vs. earnings/share, take a look at 'The Outsiders' by William N. Thorndike.



L
WESTCHESTER NY 105
30 DEC 2015 PM 5 L
Brian Sandstrom, Esq.
General Electric Co.
3135 Easton Turnpike
Fairfield, CT 06828

FISMA & OMB MEMORANDUM M-07-16